UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52727

ELRAY RESOURCES, INC.
(Exact name of registrant as specified in its charter)

3651 Lindell Road, Suite D

Las Vegas, NV, 89103

(917) 775-9689

(Address, including zip code, and telephone number, include area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 104

Pursuant to the the requirements of the Securities Exchange Act of 1934, the registrant caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person

Elray Resources, Inc.

DATED: April 8, 2019	By:	/s/ Anthony Goodman
Anthony Goodman
Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Accounting Officer)